UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	March 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fluor Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

6700 Las Colinas Blvd.
Address of Principal Executive Office (Street and Number)

Irving, Texas 75039
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CEN, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fluor Corporation (“Fluor” or the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2020 (the “Form 10-Q”) within the prescribed period without unreasonable effort or expense. As previously disclosed, the Company is reviewing its prior period reporting and related control environment, as well as completing its Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”), which was not filed by the prescribed due date. A special committee of the Board of Directors is independently conducting the review, which is ongoing. Consequently, the Company has not yet filed its Form 10-K and does not anticipate being able to file the Form 10-Q until after the filing of the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	D. Michael Steuert	469	398-7200
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

Form 10-K for the year ended December 31, 2019.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, the corresponding period of the prior year is subject to the ongoing review of the special committee of the Board of Directors. In addition, until the Form 10-Q is filed, the fiscal quarter ended March 31, 2020 remains open. As a result, the Company is not currently able to anticipate whether there will be any significant change in results of operations from the corresponding period for the last fiscal year.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, Fluor’s expectations as to the filing of the Form 10-K and Form 10-Q and the outcome of Fluor’s review of its financial statements.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the severity and duration of the COVID-19 pandemic and actions by governments, businesses and individuals in response to the pandemic, including the duration and severity of economic disruptions; the discovery of additional information relevant to the internal review; the conclusions of the special committee conducting the review (and the timing of the conclusions) concerning matters relating to the internal review; the timing of the review by, and the conclusions of, Fluor’s independent registered public accounting firm regarding the internal review and Fluor’s financial statements; the possibility that material errors may be identified; and the risk that the completion and filing of the Form 10-K and the Form 10-Q will take longer than expected. Fluor disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Fluor Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2020	By	/s/ John R. Reynolds, Chief Legal Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).